Entergy New Orleans, Inc.

1600 Perdido Street

New Orleans, Louisiana 70112

Entergy New Orleans Storm Recovery Funding I, L.L.C.

1600 Perdido Street

L-MAG-505A

New Orleans, Louisiana 70112

July 7, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Arthur C. Sandel and Lulu Cheng, Esq.

Re:	Entergy New Orleans, Inc.
Entergy New Orleans Storm Recovery Funding I, L.L.C.
Registration Statement on Form S-3
File Nos. 333-203320 and 333-203320-01

Ladies and Gentlemen:

Entergy New Orleans, Inc. and Entergy New Orleans Storm Recovery Funding I, L.L.C. (collectively, the “Registrants”) jointly filed the above-referenced Registration Statement (the “Registration Statement”) on April 10, 2015, filed a Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) on May 29, 2015, a Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) on June 11, 2015 and a Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment No. 3”) on June 17, 2015 (the Registration Statement, together with Amendment No. 1, Amendment No. 2, and Amendment No. 3, the “Amended Registration Statement”).

The Registrants respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Amended Registration Statement, and permit the Amended Registration Statement to become effective as of 10:00 a.m. Eastern Time on July 9, 2015 or as soon thereafter as practicable. Pursuant to Rule 460 under the Securities Act, please be advised that no distribution of the preliminary prospectus forming part of the Amended Registration Statement was made. Please also be advised that the Registrants do not intend to rely on Rule 430A under the Securities Act in connection with the first offering under the Amended Registration Statement.

In connection with this request, the Registrants acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Amended Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amended Registration Statement effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the Amended Registration Statement; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ENTERGY NEW ORLEANS, INC.

By:	/s/ Steven C. McNeal
	Name:	Steven C. McNeal
	Title:	Vice President and Treasurer

ENTERGY NEW ORLEANS STORM RECOVERY FUNDING I, L.L.C.

By:	/s/ Steven C. McNeal
	Name:	Steven C. McNeal
	Title:	Vice President and Treasurer

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